

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2015

Christopher Meinerz
Chief Executive Officer
Mobivity Holdings Corp.
58 West Buffalo Street, Suite 200
Chandler, Arizona 85225

> **Re:** **Mobivity Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on July 6, 2015**
> **File No. 333-203751**

Dear Mr. Meinerz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2015 letter.

General

1. Based on our call with your counsel on July 22, 2015 to discuss your responses to prior comments 2 and 3, we understand that you will file post-effective amendments to the registration statements on Form S-1 (File Nos. 333-190692 and 333-196084) to remove from registration any shares that remained unsold at the termination of the offerings registered thereby.

2. We refer to your registration statement on Form S-1 (File No. 333-190692), which was declared effective on August 29, 2013 and which contained your audited financial statements for the fiscal year ended December 31, 2012. We also refer to your registration statement on Form S-1 (File No. 333-196084), which was declared effective on July 30, 2014 and which contained your audited financial statements for the fiscal year ended December 31, 2013. It appears that you should have updated the audited financial

statements in the prospectuses pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, by filing post-effective amendments to the registration statements. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) accompany or precede the confirmation of the sale of a security. Please advise whether any offers or sales were made pursuant to either of these registration statements during the period in which the audited financial statements contained therein were not current. If so, please provide us with a legal analysis addressing your compliance with Sections 5 of the Securities Act.

3. Further to prior comment 1, it appears that the number of shares you are seeking to register for resale continues to differ from the total "Maximum Number of Shares Offered" as set forth in the selling stockholder table. In this regard, disclosure throughout the filing states that you are seeking to register the resale of up to 30,104,417 shares of common stock, but the total maximum number of shares offered as reflected in the selling stockholder table beginning on page 13 appears to equal 29,096,756. Please revise or advise.

4. In addition, to the extent that sales have occurred pursuant to your prior registration statements or you are otherwise aware of changes in share ownership of selling securities holders, please update your filing to reflect the aggregate number of shares currently to be offered for resale under the registration statement, and revise your selling stockholder table and related disclosure, as necessary, to reflect any changes in the identities of, or number of shares offered by, the selling stockholders.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Daniel K. Donahue
        Greenberg Traurig, LLP